16003217

SEC Mail Processing Section

FEB 23 2016

Washington DC 416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 30th Street, Second Floor

(No. and Street)

Oakland (City) **CA** (State) **94609** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Smith **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) **Walnut Creek** (City) **CA** (State) **94598** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ed Smith**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Liberty Group, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Subscribed and sworn to before me
this 22 day of Febru 2016

Notary Public

TAYLOR GARCIA
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires June 15, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☒ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY GROUP, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPLEMENTAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liberty Group, LLC
Oakland, California

We have audited the accompanying statement of financial condition of Liberty Group, LLC as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Liberty Group, LLC's financial statements. The supplemental information is the responsibility of Liberty Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 19, 2016

professional. personalized. service.

Liberty Group, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents, including money market account of $5,280	$	223,780
Deposits at clearing broker		75,840
Commissions receivable		164,153
Investment advisory fees receivable		490,061
Due from related party		8,544
Prepaid expenses		31,381
Furniture, equipment and leasehold improvements, net		22,170
Total Assets	$	1,015,929

Liabilities and Members' Equity

Commissions payable and accrued expenses	$	599,970
Members' equity		415,959
Total Liabilities and Members' Equity	$	1,015,929

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Operations
Year Ended December 31, 2015

Revenues:	
Commissions	$ 1,584,898
Investment advisory fees	2,649,220
Administrative fees	90,693
Other income	15
Total Revenues	4,324,826
Expenses:	
Commissions	2,296,901
Employee compensation and benefits	345,661
General and administrative	708,692
Communication and data processing	99,628
Insurance	25,783
Rent	62,397
Total Expenses	3,539,062
Net Income	$ 785,764

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2015

Members' equity, beginning of year	$	307,331
Distributions to members		(677,136)
Net income		785,764
Members' equity, end of year	$	415,959

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 785,764
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,822
Increase in deposits with clearing broker	(8)
Decrease in due from related party	1,427
Increase in commissions receivable	(10,134)
Increase in investment advisory fees receivable	(61,726)
Increase in prepaid expenses	(8,916)
Increase in commissions payable and accrued expenses	83,857
Net cash provided by operating activities	792,086
Cash flows from investing activities:	
Purchases of furniture, equipment and leasehold improvements	(18,708)
Net cash used in investing activities	(18,708)
Cash flows from financing activities:	
Distributions to members	(677,136)
Net cash used in financing activities	(677,136)
Net increase in cash	96,242
Cash, beginning of year	127,538
Cash, end of year	$ 223,780

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Notes to the Financial Statements
December 31, 2015

1. Summary of Business and Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a California corporation formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash and cash equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed the federally insured limit of $250,000 per bank. The Company also maintains cash in a money market account with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture, Office Equipment and Leasehold Improvements, Net

Furniture and office equipment are recorded at historical cost of $287 and $22,935, respectively, less accumulated depreciation of $1,052, for a net book value of $22,170. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis as reported by the clearing broker. Investment advisory fees are recorded at the end of each quarter, in accordance with the advisory agreements, as reported by the clearing broker.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability In the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

1. Summary of Business and Significant Accounting Policies (continued)

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2011.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contributions at their discretion; however, no election was made for the year ended December 31, 2015.

2. Related Party Transactions & Leases

The Company has an expense sharing agreement with Lifetime Planning Marketing, Inc. and with Hollander & Hollander, PC, through which it pays expenses on behalf of these affiliates and then invoices the affiliates for their share of the costs. During 2015, the Company invoiced the affiliates $136,077. As of December 31, 2015, $8,544 was due from the affiliates as shown on the accompanying statement of financial condition.

The Company operates its headquarters from an office owned by PYA, LLC, which is controlled by David Hollander, President of Liberty Group, LLC. The Company pays the affiliate $5,000 in monthly rent for use of the office under an initial sixty (60) month rental agreement, ending October 31, 2019.

The operating lease commitment on the office space to this related party is as follows:

2016	$ 60,000
2017	60,000
2018	60,000
2019	50,000
Total	$ 230,000

3. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

4. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. As of December 31, 2015, the Company had $75,840 on deposit with the clearing broker. The deposit is held by the clearing broker in a money market mutual fund.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $268,779, which was $228,781 in excess of its required net capital of $39,998. The Company's aggregate indebtedness to net capital ratio was 2.23 to 1.

6. Contingencies

The Company terminated an employee regarding misuse and misappropriation of confidential information and client funds in 2014. Full restitution has been made to the client. The FINRA has reviewed the matter and has not taken any action against the Company. Management has consulted an attorney regarding the matter and believes that this will not result in any material adverse effect on the Company's financial position.

The Company was party to a customer complaint in 2015. The Company and the customer agreed to have the matter addressed through the FINRA arbitration process. A settlement was reached on September 14, 2015 and the arbitration hearing cancelled.

7. Subsequent Events

Management evaluated subsequent events through February 19, 2016, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2016 to February 19, 2016, the Company distributed $125,725 to the managing member.

Liberty Group, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Company equity	$ 415,959
Less non-allowable assets	
Due from related party	(8,544)
Commissions receivable	(45,178)
Management fee receivable	(38,285)
Prepaid assets	(31,381)
Net furniture and equipment	(22,170)
Net capital before haircuts	270,401
Less	
Haircuts	(1,622)
Total haircuts	(1,622)
Net capital	268,779
Greater of 6-2/3% of aggregate indebtedness ($599,970) or $5,000	39,998
Net capital in excess of requirement	$ 228,781
Ratio of aggregate indebtedness ($599,970) to net capital ($268,779) (required to be less than 15 to 1)	2.23 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2015 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 599,970	$ 268,779	2.23 to 1
Change in accounts receivable	-	-	
Change in accounts payable	-	-	
Per statements as finalized	$ 599,970	$ 268,779	2.23 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Liberty Group, LLC
Oakland, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Liberty Group, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 19, 2016

LIBERTY GROUP LLC

Liberty Group, LLC Exemption Report

Liberty Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year ending December 31st, 2015, without exception.

I, Ed Smith, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By: Ed Smith

Title: FinOp

Date: 1/27/2016

411 30TH STREET · SECOND FLOOR · OAKLAND, CA 94609 · TEL (510) 658-1880 · TEL (888) 588-5818 · FAX (510) 658-1886
MEMBER FINRA, SIPC, MSRB, REGISTERED INVESTMENT ADVISER · ACCOUNTS ARE CARRIED BY NATIONAL FINANCIAL SERVICES LLC, A FIDELITY INVESTMENTS℠ COMPANY

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Liberty Group, LLC
Oakland, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Liberty Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Liberty Group, LLC's compliance with the applicable instructions of Form SIPC-7. Liberty Group, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
February 19, 2016

professional. personalized. service.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3278********************MIXED AADC 220
052994 FINRA DEC
LIBERTY GROUP LLC
411 30TH ST 2ND FL
OAKLAND CA 94609-3310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ED SMITH (415)-246-7502

2. A. General Assessment (item 2e from page 2) $ 6,701

B. Less payment made with SIPC-6 filed (exclude interest) (3,216)
7/22/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,485

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,485

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,485

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBERTY GROUP, LLC
(Name of Corporation, Partnership or other organization)

Ed Smith
(Authorized Signature)

Dated the 2ND day of FEBRUARY, 20 16.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,324,826
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,509,013
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	135,781
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,644,794
2d. SIPC Net Operating Revenues	$ 2,680,032
2e. General Assessment @ .0025	$ 6,701

(to page 1, line 2.A.)